SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ / MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Public Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDER’ MEETING

HELD ON SEPTEMBER 25, 2018

1. Date, time and place: On September 25, 2018, at 10:30 am, at the registered office of GAFISA S.A. (“Company”), in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor.

2. Call: Call notice published on August 15, 16 and 17, 2018, in the Official Gazette of the State of São Paulo on pages 15, 53 and 14 of the Business Section (Caderno Empresarial), and in the newspaper “O Estado de São Paulo” on August 15, 16 and 17, 2018, on pages B13, B9 and B11, of the Economics Section (Caderno Economia), respectively.

3. Attendance: Shareholders representing more than 75% of the voting capital stock of the Company, already considering all the bulletin of distance voting sent directly to the Company or through the systems of B3 - Brasil, Bolsa, Balcão (“B3”) and book keeping agent. Attending, also, for the purposes of the provisions of art. 134, paragraph 1 of Law 6,404/76, Mr. Sandro Rogério da Silva Gamba and Mr. Carlos Eduardo Moraes Calheiros.

4. Presiding Board: Mr. Andre de Almeida Rodrigues, Chairman of the Meeting; and Mr. Pedro Gonzalez Tinoco, Secretary.

5. Agenda: (i) To dismiss all members of the Board of Directors; (ii) to set the number of members to compose the Board of Directors; and (iii) to elect the new members of the Board of Directors.

6. Multiple Vote: According to the Notice to Shareholders disclosed by the Company on 08/15/2018 and 09/20/2018, shareholders holding more than 5% of the voting capital of the Company requested the adoption of the multiple vote procedure for the election of the members of the Board of Directors, as provided for in article 141, caput, of Law 6,404/76. The Chairman of the Meeting informed the shareholders attending the Meeting, in view of the Shareholders’ Attendance Book and having already excluded from the calculation the votes of the shareholders who, through a bulletin of distance voting, expressed their intention to abstain from the multiple vote procedure , and who did not physically attended the Meeting or did not requested to vote in person, that the number of votes required to guarantee the election of each member of the Board of Directors is 30,236,896.

7. Resolutions of the Chairman of the Meeting: In view of the ongoing litigation concerning this General Meeting, in order to maintain transparency and fairness of the work, the President deliberated to allow the drawing up of notarized minutes in the presence of a representative of the 14th Notary Public of the capital of São Paulo.

8. Resolutions: Preliminary, it is registered that (i) the shareholders Wishbone Delaware Brazil I LLC and Wishbone Restricted Partners, LP presented original proxies of foreign origin without translation of the apostille and without registration in the Registry of Deeds and Documents, however, the Chairman and the Secretary of the Meeting of this Extraordinary Shareholders’ Meeting permitted the participation and vote of such shareholders in the meeting, due to the Company’s prior waiver of the need for signature recognition and/or notarization/consularization of the proxies granted, as set forth in the Call Notice; (ii) the shareholders Alliance Trust PLC, Battelle M. Institute, The Health Foundation, River and Mercantile ICVC - R.A.M.G. High Alpha, River and Mercantile World R.F., Advance Asset Management - WSSP I. E.T, BT Funds Management (NZ) L. - The Westpac W.V.I., BT Funds M.L. - BT Wholesale M.I. S.F., American E.P.S. Corp. - A.E.P. Master Retirement Trust, American E.P.S. Corp. - A.E.P. System Retiree Medical T. F.C. Union Employees, represented by River and Mercantile Asset Management LLP (all together referred to simply as “River”), presented a copy of a foreign origin power of attorney with a series of irregularities, attached to these minutes, such as (a) document presented by means of a simple copy, with handwritten lateral annotations, which are not part of the body of the document; (b) document of foreign origin without registration in the Registry of Deeds and Documents; (c) document with name inconsistency in relation to the signatory; (d) document certified by the public notary of the City of London in Portuguese language, without proper proof of their ability to certify such document; and (e) a copy of the notarization, apostille, e-mail, as well as documents for representation signed by unidentified individuals, qualified, all of them only in a foreign language, which motivated the disregard of the proxy for purposes of participation in this Meeting for physical voting. The stockholder BRADO CAPITAL ADMINISTRAÇÃO DE TÍTULOS E CARTEIRA DE VALORES MOBILIÁRIOS presented a protest regarding the matter. Following the proceedings, the following resolutions were taken with the abstention and contrary votes recorded in each case, and these minutes were drafted in summary form and their publication with the omission of the signatures of the shareholders, as provided in art. 130, paragraphs 1 and 2 of Law 6,404/76:

(a) To approve, by majority votes, with 17,274,677 votes in favor, 9,898,352 votes against and 147,432 abstentions, the dismissal of all members of the Company’s Board of Directors.

(b) To approve, by majority votes, with 17,916,021 votes in favor, 9,256,274 votes against and 148,100 abstentions, to be set in 7 (seven) the number of members compose the Company’s Board of Directors, pursuant to Art. 15 of the Company’s Bylaws, which term until the Ordinary General Meeting of 2020.

(c) After the vote on items (i) and (ii) of the agenda, the Chairman and the Secretary were informed by Carlos Eduardo Moraes Calheiros, Investor Relations Officer of the Company, about an error in the “SYNTHETIC CONSOLIDATED VOTING MAP” made available by the Company to the market on 09/24/2018, therefore, one day prior to the execution of this EGM. As explained by Mr. Carlos Eduardo Moraes Calheiros, the number of votes related to the bulletin of distance voting was correctly listed in the communication to the market regarding items (i) and (ii) of the agenda, but the votes received at a distance related to item (iii) of the agenda were incorrect due to an internal error of the Company, which was corrected before all present with the presentation of a proper explanation and justification regarding the error.

As explained by the Company’s Investor Relations Officer, such formal error did not affect the deliberations or alter the votes related to items (i) and (ii) of the agenda, but such an error would affect the result of item (iii) of the agenda. The Company’s Director of Investor Relations corrected the SYNTHETIC CONSOLIDATED VOTING MAP regarding the votes addressed to item (iii) of the agenda and, thus, the work based on the correct number of votes at a distance were resumed. Analyzing the analytical description provided by the Company of all the shareholders who voted at a distance, it was noted that the shareholders River, recorded several votes related to items (i), (ii) and (iii) of the agenda, which makes explicit that shareholders River, in addition to having filed an irregular power of attorney to take part and vote in this EGM, also previously voted through bulletin of distance voting, which shows the desire of such shareholder to vote in duplicity, which was not allowed as a result of the refusal of the Chairman and Secretary of the Meeting to accept the irregular power of attorney submitted by River to the attending shareholders. It is stated that the shareholder River regularly submitted his votes at a distance, and such votes were considered and validated along with the other votes recorded at a distance. The shareholder BRADO CAPITAL ADMINISTRAÇÃO DE TÍTULOS E CARTEIRA DE VALORES MOBILIÁRIOS protested in relation to the matter and with regard to the text of the minutes. Additionally, it was possible to attest that shareholder Laercio Lampiasi, although duly represented at the EGM to conduct a physical vote, also presented his votes at a distance.

(c) To elect, through the multiple vote process, to compose the Company's Board of Directors, the following individuals, all as independent directors:

(i) with 24,119,646 votes, Ana Maria Loureiro Recart, Brazilian, lawyer, married, bearer of identity card RG no. 240.800-2, issued by SSP/DF and enrolled with CPF/MF under no. 261.320.138- 06, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima 3900, 6th floor;

(ii) with 24,121,788 votes, Karen Sanchez Guimarães, Brazilian, lawyer, single, bearer of identity card RG 30.271.707-9, and enrolled with CPF/MF under no. 324.302.698-99, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima 3900, 6th floor;

(iii) with 28,636,407 votes, Tomás Rocha Awad, Brazilian, business administrator, married, bearer of identity card RG 10,595,772-0, issued by SSP/SP, and enrolled with CPF/MF under No. 145.527.458-59, resident and domiciled in the city of São Paulo, State of São Paulo, at Avenida Hélio Pelegrino, 720, apt. 31B, Vila Nova Conceição, CEP 04513-100;

(iv) with 16,107,720 votes, Eric Alexandre Alencar, Brazilian, mechanical engineer, married, bearer of identity card RG 26.370.576-6, and enrolled with CPF/MF under no. 258.232.758-94, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Coronel Artur de Paula Ferreira, 132/31, Vila Nova Conceição, CEP 04511-060;

(v) with 24,116,047 votes, Mu Hak You, Korean, married, businessman, bearer of RNE Identity Card No. W476.695-R issued by SPMAF/SP, enrolled with CPF/MF under No. 538.055.348-68 , resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 3900, 6th floor, CEP 04538-132;

(vi) with 24,114,074 votes, Pedro Carvalho de Mello, Brazilian, married, economist, bearer of Identity Card RG 01656738-0 issued by DGPC/DPT/Felix Pacheco Identification Institute, State of Rio de Janeiro, enrolled in the CPF/MF No. 025.056.817-91, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 3900, 6th floor, CEP 04538-132;

(vii) with 24,122,796 votes, Thiago Hi Joon You, Brazilian, single, administrator, holder of Identity Card RG 32.228.995-6 issued by SSP/SP, enrolled with CPF/MF under no. 324.797.208-02, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 3900, 6th floor, CEP 04538-132;

8.1 In addition to the elected candidates, 50,362,932 votes were cast on other candidates who did not receive enough votes to be elected, and abstentions corresponded to 988,071 votes.

8.2 Record that the curricula of the Directors elected herein are included in the Management Proposal or presented to the Extraordinary Shareholders’ Meeting by the shareholders that indicated them and that they declared that such candidates are in a position to sign their respective instrument of investiture, as provided for in arts. 2 and 3 of CVM Instruction No. 367/02, which will be drawn up in the proper book. Upon signature of said instrument, the board members hereby elected shall take their respective positions and shall be subject to the arbitration clause set forth in art. 61 of the Company’s Bylaws, in accordance with the rules contained in the B3 Novo Mercado Regulation.

9. Closing: There being no further business to discuss, the meeting was closed and these minutes were drawn up in summary form, which, after being read and found to be in order, was signed by those present at the close of the Meeting. São Paulo, September 25, 2018. Presiding Board: Andre de Almeida Rodrigues, President and Pedro Gonzalez Tinoco, Secretary. Attending Shareholders: EDGAR ANTONIO VAITEKAITES JUNIOR, GISELLE RODRIGUES MOREIRA ROSA, FRANCO DOMENICO ELMOR, EVANDRO APARECIDO DE OLVEIRA ALMEIDA, TOMAS E. M. BASSI, LAERCIO LAMPIASI, CITIBANK N.A., NO JOON PARK, SOON JOON KIM, IK SOON LEE, WISHBONE DELAWARE BRAZIL I LLC, WISHBONE RESTRICTED PARTNERS, LP, GWI CLASSIC FIA, GWI LEVERAGE FIA, GWI PIPES FIA, GWI HIGH VALUE, GWI REAL STATE, FIA GWI PRIVATE, GWI ASSET MANAGEMENT, GWI BRAZIL, INSTITUTO GWI, JONG S. K. YOU, GABRIELA H. J. YOU, JUN H. SONG, MI J. LEE, KAREN SANCHEZ, ANA RECART, GUILHERME CARLINI, RODRIGO LUCAS, LUCIANO DO AMARAL, GERSON COHEN, RODRIGO BORGH, THIAGO H. J. YOU, GUILHERME SARTORI, CLAUDIO SANGAR, ODAIR SENRA, BRADO CAPITAL, RENATA FIDALE, ANA CAROLINA MEDINA, HIGOR BIANA, MARIANA DE OLIVEIRA, GLAUCO MEURER, FABIO MANSUR, CIRCE NETO, SANDRO GAMBA.

These minutes confer with the original version drawn up in the proper book.

São Paulo, September 25, 2018.

Presiding Board: Andre de Almeida Rodrigues President Pedro Gonzalez Tinoco Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 26, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer